SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
            _________________________________________

                          SCHEDULE 13D
                         (RULE 13d-101)

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 1)


                SMITH'S FOOD & DRUG CENTERS, INC.
                        (Name of Issuer)


              Class B Common Stock, $.01 Par Value
                 (Title of Class of Securities)


                           832388-10-2
                         (CUSIP Number)


                      Lawrence K. Kalantari
                      The Yucaipa Companies
            10000 Santa Monica Boulevard, Fifth Floor
                  Los Angeles, California 90067
                         (310) 789-7200
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          May 11, 1997
     (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                 (Continued on following pages)

- -----------------------                                  ---------------------
CUSIP NO. 832388-10-2             SCHEDULE 13D                PAGE 2 OF 10
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      The Yucaipa Companies

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      NA
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            200,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,051,814
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             200,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          2,051,814
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,251,814

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [X]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13         18.8%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
CUSIP NO. 832388-10-2              SCHEDULE 13D              PAGE 3 OF 10
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Yucaipa Arizona Partners, L.P.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      NA
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            273,582

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             273,582

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       273,582

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [X]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.3%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
CUSIP NO. 832388-10-2              SCHEDULE 13D              PAGE 4 OF 10
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Yucaipa Smitty's Partners, L.P.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      NA
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            300,667

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             300,667

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      300,667

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [X]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
CUSIP NO. 832388-10-2               SCHEDULE 13D             PAGE 5 OF 10
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Yucaipa Smitty's Partners II, L.P.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      NA
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER

     NUMBER OF       7
                          136,793
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             136,793

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      136,793

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [X]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.1%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
CUSIP NO. 832388-10-2              SCHEDULE 13D              PAGE 6 OF 10
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Yucaipa SSV Partners, L.P.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      NA
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,340,772

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,340,772

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,340,772

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [X]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

- ------------------------------------------------------------------------------

     The Yucaipa Companies ("Yucaipa"), Yucaipa Arizona Partners, L.P.
("Arizona Partners"), Yucaipa Smitty's Partners, L.P. ("Smitty's Partners"), Yucaipa Smitty's Partners II, L.P. ("Smitty's Partners II") and Yucaipa SSV Partners, L.P. ("SSV Partners" and, together with Yucaipa, Arizona Partners, Smitty's Partners and Smitty's Partners II, the "Reporting Persons") hereby amend, as set forth below, their Statement on Schedule 13D dated May 23, 1996 filed with the Securities and Exchange Commission on June 3, 1996 (the "Statement") relating to the Class B Common Stock, par value $.01 per share, of Smith's Food & Drug Centers, Inc. Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

ITEM 2.   IDENTITY AND BACKGROUND.

     The response to Item 2 is amended to reflect that Mark A. Resnik is no longer a general partner of Yucaipa.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The response to Item 5 is amended as follows:

     Item 5(a) is restated in its entirety as follows:

     (a) Arizona Partners owns 273,582 of the Class B Common Stock (approximately 2.3% of the total number of outstanding shares of Class B Common Stock as of May 11, 1997); Smitty's Partners owns 300,667 shares of the Class B Common Stock (approximately 2.5% of the total number of outstanding shares of Class B Common Stock as of May 11, 1997); Smitty's Partners II owns 136,793 shares of the Class B Common Stock (approximately 1.1% of the total number of outstanding shares of Class B Common Stock as of May 11, 1997); SSV Partners owns 1,340,772 shares of the Class B Common Stock (approximately 11.2% of the total number of outstanding shares of Class B Common Stock as of May 11, 1997); and Yucaipa owns 200,000 shares of the Class B Common Stock (approximately 1.7% of the total number of outstanding shares of Class B Common Stock as of May 11,
1997).

     Item 5(b) is amended to reflect that Mark A. Resnik is no longer a general partner of Yucaipa. Item 5(b) is further amended to incorporate the following:

     Pursuant to the Amended and Restated Standstill Agreement, dated as of January 29, 1997 (the "Standstill Agreement"), by and among Smith's, the Reporting Persons and certain other persons listed on the signature pages thereto, the parties thereto holding an aggregate of 2,730,319 shares of Class A Common Stock, 2,256,955 shares of Class B Common Stock and 3,253,623 shares of Series I Preferred Stock are required to vote their respective shares to elect to Smith's seven-member Board of Directors two persons nominated by Yucaipa and two persons nominated by the Smith family. As a result of the Standstill Agreement, some or all of the parties thereto may be deemed to constitute a
"group."   A group consisting of such persons may be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group. The Reporting Persons do not affirm the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Class A Common Stock, Class B Common Stock and Series I Preferred Stock owned by any other person.

     Item 5 (c) is amended to reflect that there have not been any transactions in the Class B Common Stock effected by or for the account of the Reporting Persons during the past 60 days.

                         (Page 7 of 10)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended to incorporate the following:

THE VOTING AGREEMENT

     On May 11, 1997, Smith's Food & Drug Centers, Inc., a Delaware corporation ("Smith's"), and Fred Meyer, Inc., a Delaware corporation ("Fred Meyer") entered into an Agreement and Plan of Reorganization and Merger (the "Merger Agreement"), a copy of which is attached as Exhibit 99.1 to Smith's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 1997. Prior to the execution of the Merger Agreement, the Reporting Persons and certain other stockholders (collectively, together with the Reporting Persons, the "Stockholders") of Smith's entered into a Voting Agreement (the "Voting Agreement") with Fred Meyer pursuant to which the Stockholders agreed, among other things, to vote the shares of Smith's capital stock owned or acquired by them (i) in favor of approval and adoption of the Merger Agreement and (ii) against any other merger agreement or Acquisition Proposal (as defined in the Voting Agreement) and against any amendment of Smith's certificate of incorporation or bylaws or any other proposals or transactions which would in any manner impede the transactions contemplated by the Merger Agreement. In addition, the Stockholders agreed not to convert or dispose of, or enter into any other voting agreement with respect to, their shares of Smith's capital stock, subject to certain limited exceptions. In the event that the Merger Agreement is terminated pursuant to Sections 7.2(c) or 7.4 thereof, and at the time of such termination less than 50.1% of the aggregate voting power of Smith's is subject to the Voting Agreements (as defined below), each Stockholder has agreed to pay to Fred Meyer an amount equal to the Profit (as defined in the Voting Agreement) of such Stockholder from the consummation of any Acquisition Proposal within 18 months of such termination. Certain other stockholders of Smith's have entered into similar voting agreements (collectively, together with the Voting Agreement, the "Voting Agreements") with Fred Meyer. As of May 11, 1997, the shares subject to the Voting Agreements represented approximately 70% of the aggregate voting power of Smith's.

THE TRANSACTION CONSULTING AGREEMENT

     On April 29, 1997, The Yucaipa Companies LLC, an affiliate of the Reporting Persons ("Yucaipa LLC"), entered into a Transaction Consulting Agreement (the "Transaction Consulting Agreement") with Smith's pursuant to which Smith's retained Yucaipa LLC to provide management consultation and advice in connection with a possible merger transaction involving Fred Meyer or an alternative transaction. In consideration for such services and in consideration for the cancellation of the Management Services Agreement (which Yucaipa LLC has agreed to terminate upon the consummation of any Transaction
(as defined in the Transaction Consulting Agreement)), Smith's has agreed to pay Yucaipa LLC a fee of $15 million. In addition, Smith's will reimburse Yucaipa LLC for its reasonable out-of-pocket costs and expenses incurred in connection with, and will indemnify Yucaipa LLC for all losses resulting from claims arising out of, the performance of its obligations under the Transaction Consulting Agreement.

     The foregoing summaries of the Voting Agreement and the Transaction Consulting Agreement are qualified in their entirety by reference to the agreements which are attached hereto as exhibits and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1. Voting Agreement, dated as of May 11, 1997, by and among Fred Meyer, Inc. and the persons listed on the signature pages thereto.

     Exhibit 2. Transaction Consulting Agreement, dated as of April 29, 1997, by and between The Yucaipa Companies, LLC and Smith's Food & Drug Centers, Inc.


                         (Page 8 of 10)



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 1997             Yucaipa Arizona Partners, L.P.
                                 Yucaipa Smitty's Partners, L.P.
                                 Yucaipa Smitty's Partners II, L.P.
                                 Yucaipa SSV Partners, L.P.


                                 By: The Yucaipa Companies
                                 Its General Partner


                                 By:     /s/ RONALD W. BURKLE
                                 Name:     Ronald W. Burkle
                                 Title:    General Partner



Dated:  May 15, 1997             The Yucaipa Companies


                                 By:       /S/ RONALD W. BURKLE
                                 Name:     Ronald W. Burkle
                                 Title:    General Partner


                         (Page 9 of 10)



                          EXHIBIT INDEX


     Exhibit 1. Voting Agreement, dated as of May 11, 1997, by and among Fred Meyer, Inc. and the persons listed on the signature pages thereto.

     Exhibit 2. Transaction Consulting Agreement, dated as of April 29, 1997, by and between The Yucaipa Companies, LLC and Smith's Food & Drug Centers, Inc.


                         (Page 10 of 10)